UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

eLong, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

290138205
(CUSIP Number)

TCH Sapphire Limited c/o Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCH Sapphire Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
14	TYPE OF REPORTING PERSON OO

* Represents 6,031,500 ordinary shares, par value $0.01 (“Ordinary Shares”) held by the reporting person.

** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
14	TYPE OF REPORTING PERSON HC

* Represents 6,031,500 Ordinary Shares held by TCH Sapphire Limited.  TCH Sapphire Limited is a wholly owned subsidiary of the reporting person

** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on May 26, 2011 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”).  Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On August 3, 2015, Tencent, on behalf of TCH, submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Reporting Persons, the Majority Shareholders (as defined below) and Company Management (as defined below) for cash consideration equal to US$9.00 per Ordinary Share or US$18.00 per ADS (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, other large shareholders of the Company accounting for at least 70% of the outstanding voting power of the Company (the “Majority Shareholders”) and certain members of the Company’s management team (the “Company Management”) agreeing to support and roll their existing equity over in the Proposed Transaction and the negotiation and execution of definitive transaction agreements mutually acceptable in form and substance to the Company, the Reporting Persons, the Majority Shareholders and the Company Management.  Neither the Company nor any Reporting Person is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

As noted above, the Proposed Transaction is subject to the support of the Majority Shareholders and Company Management and in that regard, the Reporting Persons intend to seek to negotiate agreements for the participation of the Majority Shareholders and Company Management in the Proposed Transaction and to form a group with the Majority Shareholders and Company Management.  In the event that the Reporting Persons successfully negotiate and form a group with the Majority Shareholders and Company Management, the Reporting Persons intend to further amend the Statement.

If the Proposed Transaction is completed, the Company’s ADSs will be delisted from the NASDAQ Stock Market, and the Company’s obligation to file periodic reports under the Act would terminate.  In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

References to the Proposal in this Statement are qualified in their entirety by reference to the Proposal, copies of which are attached hereto as Exhibit 2, and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby replaced with the following:

The percentage of Ordinary Shares reported as owned by each Reporting Person is based upon a total of 38,301,458 Ordinary Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 5 of 6

In addition to its ownership of the Ordinary Shares, TCH is the record and beneficial owner of, and has, with Tencent, shared voting and dispositive power with respect to, 5,038,500 high-vote ordinary shares, par value US$0.01 per share (“High-Vote Ordinary Shares”), each of which is entitled to 15 votes.  Each Ordinary Share of the Issuer is entitled to one vote.  The High-Vote Ordinary Shares and the Ordinary Shares generally vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Board of Directors.  As a result, the 5,038,500 High-Vote Ordinary Shares plus the Subject Shares represent approximately 15% of the voting power of all issued and outstanding shares of capital stock of the Issuer.  The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Act.

(A) TCH

(a) As of close of business on August 3, 2015, TCH directly and beneficially owns 6,031,500 Ordinary Shares.

Percentage: Approximately 15.7% of Ordinary Shares.

(b)	1. Sole power to vote or direct vote: None
2. Shared power to vote or direct vote: 6,031,500
3. Sole power to dispose or direct the disposition: None
4. Shared power to dispose or direct the disposition: 6,031,500

(c) There have been no transactions in the Ordinary Shares by TCH during the past sixty days.

(B) Tencent

(a)  Tencent, as the sole member of TCH, has the power to direct the voting and disposition of the Ordinary Shares that TCH beneficially owns, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares directly beneficially owned by TCH.

Percentage: Approximately 15.7% of Ordinary Shares.

(b)	1. Sole power to vote or direct vote: None
2. Shared power to vote or direct vote: 6,031,500
3. Sole power to dispose or direct the disposition: None
4. Shared power to dispose or direct the disposition: 6,031,500

(c) Tencent has not entered into any transactions in the Ordinary Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement dated as of May 26, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 2:
Share Purchase Agreement dated as of May 16, 2011 by and between eLong, Inc. and TCH Sapphire Limited (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 3:
Investor Rights Agreement dated as of May 16, 2011 by and among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific-Alpha Limited (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 4:	Proposal Letter dated August 3, 2015 from Tencent to the board of directors of the Company.

CUSIP No. 290138205	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015

TCH SAPPHIRE LIMITED

By:	/s/ James Mitchell
Name: James Mitchell
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
Name: James Mitchell
Title: Chief Strategy Officer